UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. October 13, 2022.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) and GE Healthcare’s Pharmaceutical Diagnostics business have announced a long-term agreement, to secure its supply of iodine, a key ingredient for contrast media products used in X-Ray and Computed Tomography (CT) procedures globally. The agreement will see SQM increase supply of iodine raw material year-on-year and is part of GE Healthcare’s broader commitment and investment plan to enable the production of 30 million more patient doses of iodinated contrast media annually by 2025.

The growing global prevalence of chronic disorders has driven significant growth in CT procedures, leading to increased global demand for iodinated contrast media, used to enhance visualization of organs, blood vessels and tissues across clinical care pathways. GE Healthcare is also investing in production capacity to help meet this growing demand, including a new US$30 million manufacturing line at its Cork, Ireland, contrast media production facility, which opens this week.

Kevin O’Neill, President and CEO, GE Healthcare Pharmaceutical Diagnostics, said: “We expect global demand for iodinated contrast media to double in the next 10 years. As an industry leader, we understand our responsibility to help meet this growing demand from customers and patients by investing in production capacity and securing higher volumes of iodine raw material. As one of the largest consumers of iodine globally we value our longstanding relationship with SQM, an important partner for us.”

Pablo Altimiras, Executive Vice President of Iodine and Nitrates, SQM, said: “We’re pleased to continue our relationship with GE Healthcare – a key customer for us for more than 40 years. As one of the largest producers of iodine worldwide with approximately 24 percent of our production used for X-ray contrast media, we are committed to the iodine industry and will continue to improve quality and increase capacity to ensure the reliability of supply, which is essential to so many sectors, including healthcare.”

GE Healthcare Pharmaceutical Diagnostics develops and manufactures imaging agents used to support over 100 million procedures per year, equivalent to three patient procedures every second. All stages of its contrast media manufacturing, from development of API to finished product, are managed entirely by GE Healthcare, adhering to current Good Manufacturing Practices (cGMP). With over 4000 employees globally and seven manufacturing sites, the business also develops and supplies radiopharmaceuticals used to support diagnosis, monitoring and treatment selection across Neurology, Cardiology and Oncology clinical pathways.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: October 13, 2022	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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